
08050185



Phillips-Van Heusen Corporation Annual Report 2007

leveraged against a
dynamic infrastructure

PVH



Contents



Emanuel Chirico – Chairman and Chief Executive Officer



Letter to Stockholders

Dear Fellow Stockholders:

One of our goals as a company has been to develop and employ a business model that is diverse enough to allow us to continue to perform in the midst of shifting economic conditions. Throughout 2007, we demonstrated our company's ability to fulfill that objective.

Consider the circumstances in 2007. Rising gas prices, the sub-prime mortgage crisis, and inflation all converged to diminish consumers' disposable income, weaken consumer confidence, and cause retrenchment in consumer spending patterns, including fewer trips to the mall. We saw the effect of this particularly in our heritage outlet retail and heritage wholesale sportswear businesses, and have seen little change as we enter 2008. Accordingly, we expect that our company's biggest challenge throughout the remainder of 2008 will remain external macroeconomic factors. Yet we remain optimistic that we can continue to find and take advantage of opportunities within this environment.



IZOD

Certainly, in 2007, our business model functioned as intended, as our commitment to marketing strong global brands across multiple channels of distribution allowed us to continue on our growth track, despite a slowdown in some segments of our business. We exceeded our financial projections in each quarter. For the year, earnings per share were up 22% over 2006, to $3.21. Annual revenues increased 16% from the previous year's total, to more than $2.4 billion, and operating income* grew 18% to $312 million.

In addition to achieving these financial results, we continued to take advantage of strategic investment opportunities to strengthen and position ourselves for the future. During the year, we:

- integrated the newly acquired Superba neckwear business into our organization, while significantly exceeding our earnings projection for this business;
- launched *IZOD* women's sportswear, a business we believe could grow to $200 million in sales within five years and serve as the platform for the development of our in-house expertise in the women's wholesale sportswear arena;
- assembled a complete *Timberland* men's sportswear organization based on the licensing agreement we signed last year, positioning us to deliver the new product line to key retail accounts for Fall 2008 and commence a business that we believe could generate $150 million in wholesale sales by 2013; and
- opened five full-priced *Calvin Klein* specialty retail stores in some of the most prestigious malls across the country, an important step that will provide us with a showcase for the full breadth of the *Calvin Klein* better product, serving as a marketing halo for the brand, as well as giving us direct access to the U.S. consumer.

The opportunities represented by these new initiatives were matched by the achievements of our Calvin Klein businesses and our heritage branded businesses.

* See note on Financial Highlights page.

"...in 2007, our business model functioned as intended..."

The *Calvin Klein* brand continues to be recognized as one of the most powerful fashion brands worldwide, with a broad range of products under its designer collection, bridge, and better brands. In each of the past three years, the Calvin Klein businesses have consistently exceeded their financial goals and 2007 was no exception. Top line Calvin Klein licensing segment revenues grew by 27% while operating income increased 38% on a non-GAAP basis*. Strategic expansion into new product categories and important markets, such as China, India, and Russia, allowed further development and intensification across an ever-expanding portfolio of products. Indeed, global retail sales of *Calvin Klein* products reached $5.4 billion in 2007, up 93% from $2.8 billion in 2003, the year we acquired Calvin Klein. More than ever, we are convinced of the extraordinary power of the *Calvin Klein* brand and its ability to serve as a growth engine for our company for many years to come.

At the same time, the financial performance of our heritage brands – *Van Heusen, IZOD, ARROW,* and *Bass* – even in the face of the difficult macroeconomic environment, reflects their recognition and acceptance by the consumer, the appropriateness of the channels of distribution in which they operate, as well as the strength and depth of the management teams who oversee them. In 2007, despite pressure on our heritage wholesale sportswear and heritage outlet retail businesses, aggregate revenues from our wholesale and retail businesses grew by 15% and their collective operating income grew by 18%.

To preserve brand identity and to be more responsive to our customers, the three heritage business groups – Dress Furnishings, Sportswear, and Retail – maintain separate and distinct brand design and sales teams. However, each business group's portfolio of owned and licensed brands benefits from leveraging PVH's strong infrastructure.

We continue to invest in all of our brands, looking for cost-effective marketing opportunities that reflect and amplify brand values and bring positive attention and exposure. For our sportswear brand *IZOD*, for example, we took advantage of a naming opportunity at a major sports and entertainment facility. Exposure from what is now known as the *IZOD Center*, home of the National Basketball Association's New Jersey Nets team, has underscored and solidified that brand's position as a leading name in men's and women's sportswear and performance apparel. For our apparel brand *ARROW*, we leveraged our company's financial support for the Save Ellis

* See reconciliation on Financial Highlights page.







Katharine McPhee for *ARROW*
Save Ellis Island campaign



IZOD Center



ARROW

"We benefit from what we believe is one of the strongest management teams in the industry, a portfolio of world class brands, and an infrastructure that enables us to execute at consistently high levels across all facets of our business."

Island restoration project. We associated the long history and traditional "American style" of *ARROW* clothing with a corporate commitment to preserving a unique and important part of American history. The *ARROW* brand is prominent throughout a multi-media campaign that is broadening the public's awareness of, and involvement in, the effort to enhance the future of Ellis Island.

Our financial position remained strong in 2007. We sought ways to return to our stockholders some of the value generated in recent years by our performance. Our earnings and cash flow growth allowed us to undertake and complete a $200 million stock repurchase program, which was fully funded by a portion of our cash on hand. We ended the year with $270 million in cash and a strong balance sheet with significant credit availability after taking into account this repurchase program. An upgrade of our credit rating by Standard & Poor's last year should further enhance our ability to finance our ongoing activities, as well as potential new initiatives.

Phillips-Van Heusen today is a company with many facets. With the acquisition of the Superba neckwear business, we have moved beyond being the largest shirt company in the world to become the largest marketer of men's dress furnishings. With the continued expansion of the geographic reach and product scope of the *Calvin Klein* brands, our global presence in the designer sector is rapidly expanding. We are asserting our presence in international markets with our heritage brands as well, adding strong licensees as partners, and bringing in-house the responsibility for designing, marketing, and distributing some of our own branded products in Canada and Europe. Our stature as a global enterprise is growing at the speed with which revenues from outside the U.S. are increasing. Furthermore, with the expanding visibility and reach of our brands, our core competency and investment in marketing is becoming a defining corporate attribute.

As we move forward on many fronts, we are committed to maintaining our corporate values. In 2007, *Institutional Investor* magazine praised us for our investor-friendly approach, a tribute to the governance and reporting practices we follow. We continue to strive to be a good corporate citizen wherever we operate, committed to the well-being and fair treatment of the people and places involved in producing our products. As always, the charitable work of our associates and their involvement with their communities are sources of great pride.

We are grateful to our stockholders and thank them for their support and confidence. We also appreciate the guidance and help that our Board of Directors provides us as we chart our course for the future and work to maximize the results of our day-to-day operations.

We benefit from what we believe is one of the strongest management teams in the industry, a portfolio of world class brands, and an infrastructure that enables us to execute at consistently high levels across all facets of our business. Alongside this model for achieving organic growth, we are maintaining a strong financial position, allowing us in these challenging times to consider strategic opportunities that would complement our business and provide additional means of growth, both domestically and internationally.

As we anticipate the coming months, we acknowledge that circumstances may well be difficult for our industry. To our stockholders, associates, business partners, and consumers, we can express confidence that we will continue to work to deliver the best results possible in 2008 as we also pursue every prudent strategy for the long term to improve our position of leadership and achieve growth in our industry.



Emanuel Chirico
Chairman and Chief Executive Officer



Allen Sirkin – President and Chief Operating Officer

When we acquired the Superba neckwear business in 2007 and integrated it with the Dress Shirt Group, obvious synergies were created across all common brands and distribution channels. The combination created the world's largest dress furnishings business and both the Dress Shirt Group and Neckwear Group benefit from their combined presence in the marketplace. The *Timberland* sportswear license is leveraging the Sportswear Group's strength in product development, design, sourcing, wholesale distribution, and retail presentation. It also adds to our brand portfolio an authentic outdoor lifestyle brand with strong credibility in the "green" product category, allowing us to penetrate that part of the marketplace with a well-known brand with unique positioning. Our commitment to leveraging internal resources to improve the position of our brands was underscored when we brought the *IZOD* women's sportswear business in-house. We re-launched this business utilizing newly formed and dedicated in-house design, merchandising, and sales teams that are leveraging our knowledge of the *IZOD* brand to broaden the brand's reach as we seek to maximize its potential. At the same time, this initiative creates a significant new in-house capability in women's wholesale apparel that positions us to pursue opportunities with other brands in the future. Our experience in developing direct-to-consumer retail formats proved essential when we launched full-price *Calvin Klein* specialty retail stores at the end of 2007. We entered this business to showcase and promote the great breadth of the *Calvin Klein* better product lines and the *Calvin Klein* lifestyle.

Just as we leverage operating efficiencies, we also leverage our marketing capabilities and brand knowledge to strengthen the image of our brands and their connections to the consumer. The critical process of brand management, including communications, research, planning, and marketing, benefits from the cross-fertilization of brand knowledge across our business groups. In 2007, we leveraged the brand knowledge of our business groups with multiple levels of consumer research with the objective of enhancing the brand-to-consumer relationship. Our increasing desire to connect to the consumer directly could be described as an "outside in" approach, beginning with our observations of and experiences with consumers and supported by independent research commissioned by us to identify what consumers and the marketplace want and need.

Perhaps the greatest example of our efforts to connect with our consumers is found within the comprehensive, yet tailored, nature of our marketing. Our marketing campaigns are multi-dimensional, spanning media including print, television, outdoor, in-store, cinema, in-flight, and online advertising, public relations, sponsorships, and promotions. Our efforts also involve leveraging our considerable expertise in product development, packaging, presentation, and channel segmentation to enhance our brands and consumer appeal. Our marketing seeks to match consumers' affinity for each individual brand's attributes.

Our 2007 financial performance reflects the benefits of leveraging our operating structures by business group and our brand knowledge and marketing efforts across business groups. Going forward, we will continue to be focused on increasing the degree to which our brands are aligned with the market, reflecting consumers' demands and an ever-changing distribution landscape. Our strategy of diversification, leverage, and brand focus should continue to provide us with a strong and balanced platform upon which our continued success can be built.

Leveraged Infrastructure

We leverage our corporate central services to our business groups for purposes of creating greater operating efficiencies. Product design, merchandising and sales are within each group, by brand, to preserve brand identity and to be more responsive to the needs of our retail customers.

Shared Services

Logistics, Including Warehousing and Distribution – Global Sourcing
Information Technology – Human Resources – Human Rights Compliance

Calvin Klein

Heritage Business

Calvin Klein
Licensing and Product Design

Dress Shirt Group
Design and Sales

Neckwear Group
Design and Sales

Sportswear Group
Design and Sales

Licensing Group
Licensing and Compliance

Retail Group
Design and Store Operations

Calvin Klein Advertising and Global Communications
Marketing and Advertising

PVH Marketing and Advertising
Marketing and Advertising

Strategy & Operations



In 2007, we continued to leverage the operational efficiencies and expertise within each of our business groups – Dress Shirts, Neckwear, Sportswear, Retail, and Calvin Klein – while increasing our emphasis on forging strong brand connections with consumers. We believe this approach positively impacted the financial performance of our brands across all of our business groups, while enhancing our marketing efforts and the positioning of our brands in the marketplace.

Diverse Business Model

Our multiple brand, multiple channel, multiple price point strategy [illegible]

Multiple Brands	Multiple Price Points	Multiple Channels
• Calvin Klein Collection	$10,000	
• Valentino		collection
• Ted Baker		
• Ike Behar		
• Michael Kors Collection		
• ck Calvin Klein		
• BCBG Max Azria		specialty
• DKNY		
• Kenneth Cole New York		
• Hart Schaffner Marx		
• Sean John		
• Original Penguin		premier department
• Ferrell Reed		
• Eagle		
• Kenneth Cole Reaction		
• Tommy Hilfiger		
• Timberland*		department
• BCBG Attitude		
• MICHAEL Michael Kors		
• Calvin Klein		
• City of London		
• Nautica		
• Perry Ellis Portfolio		value department
• Geoffrey Beene		
• Donald J. Trump Signature Collection		
• IZOD		
• Bugatti		
• Jones New York		outlet
• JOE Joseph Abboud		
• Van Heusen		
• CHAPS		
• ARROW		
• Bass		discount
• Private Label	$10	

• Owned • Licensed

* Launches for Fall 2008


IZOD


Calvin Klein


Van Heusen



Calvin Klein Collection

2007 marked the year that Calvin Klein reinforced its commitment to the long-term objective of building the *Calvin Klein Collection* brand into one of the world's top global luxury businesses. In January 2008, we brought the *Calvin Klein Collection* business back in-house by acquiring the worldwide licensee of the brand for apparel and accessories, thereby enabling us to operate these businesses directly. This move reunites these businesses with the brand's in-house creative directors – Francisco Costa (women's Collection), Italo Zucchelli (men's Collection), and Ulrich Grimm (men's and women's Collection shoes and accessories) – who are among the most talented designers in the business today and were hand-picked by Mr. Klein to carry forth the legacy of the brand. The success of the *Calvin Klein Collection* businesses is important for maintaining the brand's "halo" position, which sets the tone for all other *Calvin Klein* brand businesses around the world.

Designer apparel, outerwear, dress shirts, neckwear, eyewear, handbags, socks, footwear

ck Calvin Klein

ck Calvin Klein, the bridge brand, represented over $1.0 billion in global retail sales in 2007 and continues to grow and thrive. Much of this growth is attributable to the expanding presence of full-price, freestanding retail stores, as well as shop-in-shops, across Europe, Asia, and Japan operated by experienced retail partners. Since 2003, the total number of stores open has grown from three to 58 as of the end of 2007, with 38 of those located in Asia. We currently estimate that by the end of 2010 at least 40 additional stores will be opened.

2007 also saw the launch and roll-out of *ck Calvin Klein beauty*, the brand's prestige color cosmetics line. Produced under license by Markwins, the line complements the apparel and accessories offering of this lifestyle brand and was available in over 2000 points of sale globally at the end of 2007. The roll-out of the cosmetics line has been initially concentrated in Europe and Asia to complement the existing distribution of the *ck Calvin Klein* line of apparel and accessories.

Bridge sportswear, outerwear, suits, dress shirts, neckwear, socks, hosiery, footwear, handbags, eyewear, watches, jewelry, cosmetics

Calvin Klein

Over the past three years, sales of the legacy and new *Calvin Klein* better products have soared to over $4.2 billion at retail. The *Calvin Klein* brand tier now covers products in over 20 categories and those products are now available in more than 15,000 points of sale in department stores across the United States. Across all of our *Calvin Klein* businesses, the focus is to build existing businesses, to continue the introduction of new products, and to improve productivity and regular price selling.

As demonstrated in the licensed freestanding stores around the world and our healthy outlet retail business in the United States, consumers respond positively to the *Calvin Klein* lifestyle environment. Based upon the success of the *Calvin Klein* brand at retail and to provide us with a platform to promote the better brand through a broad lifestyle presentation, in 2007 we initiated a test of five full-price *Calvin Klein* specialty retail stores, which were opened during the later part of the year. These stores serve as the definitive expression of the *Calvin Klein* brand lifestyle and help further define the brand to the consumer, while providing us with a potential new growth opportunity using this complementary distribution channel. We plan to have an additional five full-price specialty stores open by the end of 2008.

Better sportswear, outerwear, suits, dresses, dress shirts, neckwear, formalwear, jeanswear, underwear, performance, sport, golf, children's, socks, hosiery, footwear, swimwear, handbags, eyewear, watches, fragrance, home



Calvin Klein

2007 marked another successful and dynamic year for Calvin Klein. The business out-performed our financial goals as global retail sales volume increased to an all-time high of approximately $5.4 billion – or almost double the retail sales achieved in 2003, the year we acquired Calvin Klein. Since then, we have used our core competencies to expand the product offerings under the *Calvin Klein* brands and to bring these new offerings and existing product lines into additional channels of distribution and geographic markets.












ck



Calvin






ckIN2U





alvin Kl

collection

Kle





"2007 marked another successful and dynamic year for Calvin Klein."

The expansion to thousands of points of sale, over 500 freestanding stores, and a presence in over 100 countries, has enabled us to realize significant growth over the past five years. Much of the growth of Calvin Klein is attributable to the launch of new businesses and the expansion of existing ones in established markets such as the United States, Europe, Japan, and Hong Kong. We have also worked to identify appropriate emerging markets and regional distribution partners in these areas to oversee the brands' entrance and intensification in those developing marketplaces. These regions – specifically, China, Korea, Vietnam, India, Russia, and the Middle East – already play an important role in our strategy and offer significant opportunity for future growth and the expansion of the global presence of the *Calvin Klein* brands. Additionally, we believe that our strategic initiative to expand the global reach of the *Calvin Klein* brands also positions us to weather shifts in individual market economies. In 2007, 46% of Calvin Klein's global retail sales came from the United States, while the rest of the world represented 54% of the total. We expect the international component of the business to continue to grow more rapidly than the U.S. portion and help us reach a projected total global retail sales level of approximately $7 billion in the next two to three years.

1


100
THEWWD100

2


TIME
Luxury for
The Next
Generation

1: ***WWD100*** reprinted courtesy of ***Women's Wear Daily***
2: ***Time's Style & Design*** reprinted courtesy of Time, Inc.

Calvin Klein's brand equity has never been higher. Consumer recognition for the *Calvin Klein* brands remains very high around the world and published research confirms that the brands' image is robust, consistent, and desirable among the most significant consumer demographic groups and markets globally.

Specifically, in 2007, *Calvin Klein* achieved top ranking in three important consumer studies. Again this year, *Women's Wear Daily's* annual ***WWD100*** brand survey named *Calvin Klein* the #1 designer brand among American consumers and notes that the "fashion house's dominance is testimony to the brand equity that Calvin Klein himself built." In a comprehensive survey published in ***Time's Style & Design*** entitled "The Luxury Survey: An In-depth Report on How U.S. 'Millennials' Look at Luxury," *Calvin Klein* ranked #1 in the categories of "Best-Known Brands" and "Brand Interest & Ownership." Specifically, *Calvin Klein* was recognized as a "Best-Known Brand" by 92% of the "Baby Boomers" and 84% of "Millennials" (considered to be the next generation of luxury consumers, and are defined as individuals born between 1980 and 2000). This generation is now second in size only to the "Baby Boomers." Additionally, a survey published by the influential ***Nielsen Group,*** polled 25,000 on-line consumers in 48 countries on the world's most coveted luxury brands. *Calvin Klein* and *Chanel* tied at #2 (after *Gucci*) when respondents were asked which brand they would choose to buy if money were no object. As the research was conducted globally, there was also a special mention that *Calvin Klein* was additionally recognized by Latin American consumers as one of their most sought after brands.



Dress Shirt Group

Dress shirts have always been a mainstay at PVH. In 2007, *Van Heusen* was again the best selling dress shirt brand in the United States; *ARROW* and *Geoffrey Beene* followed, ranking second and third.

Much of the Dress Shirt Group's efforts in 2007 were focused on working with our retail partners to elevate our brands within their stores. At Macy's, for example, the Dress Shirt Group added five additional *Calvin Klein* dress shirt shops, opened eight focus shops for the *Donald J. Trump Signature Collection* brand, solidified the *Eagle* brand's position, introduced eco-friendly *Geoffrey Beene* product, and repositioned the *Kenneth Cole New York* and *Kenneth Cole Reaction* brands, including a relaunch of *Kenneth Cole New York*. At JCPenney, a shop concept was developed and introduced to accommodate a more powerful presentation of *Van Heusen* dress shirts, including a new fitted shirt program. New fitted-shirt programs were also introduced at Kohl's for the *ARROW* and *CHAPS* brands. In addition, we signed a new license agreement to market *DKNY* dress shirts, which were introduced for Spring 2008 and are expected to be in approximately 300 doors in better department and specialty stores by the end of the current year.

The Dress Shirt Group's initiatives to develop an international business platform made significant progress in 2007. In Canada, in lieu of prior licensing arrangements, we now sell directly to retailers and the business was up over 30% for the second year in a row. We continue to make strides in Europe through wholesale sales of *Calvin Klein Collection* and *ck Calvin Klein* dress shirts to some of the region's top retailers.

Neckwear Group

The Neckwear Group is divided into two divisions: Superba, which services the department store and mid-tier channels, and Insignia Design Group, which handles the better department and specialty store channels. Both divisions offer branded neckwear along with private label neckwear to their respective channels of distribution. The Neckwear Group's stable of brands includes our owned *Calvin Klein, IZOD,* and *Eagle* brands, which were taken back in-house in 2007, as well as the *ARROW* brand. In the case of each of these brands, as well as the licensed *MICHAEL Michael Kors, JOE Joseph Abboud,* and *DKNY* brands, we have, or are launching, complementary dress shirt lines.

Included in the portfolio of significant national brands offered by the Superba division are the lifestyle brands *Tommy Hilfiger, Nautica,* and *Perry Ellis Portfolio*. The Insignia Design Group's offerings include luxury brands such as *Ike Behar, Ted Baker, Valentino, Hart Schaffner Marx,* and *Michael Kors Collection*. The Group's private label businesses develop and service major programs at Dillard's, Nordstrom, Macy's, JCPenney, Kohl's, and Target.

The Neckwear Group will continue to look for opportunities to layer on additional brands, taking advantage of a well-developed infrastructure to drive additional growth and profitability.

"...this leading position is significant because dress furnishings has demonstrated itself to be a stable category that is relatively resistant to changes in economic cycles."



Dress Furnishings

The acquisition and integration of Superba's neckwear business has made PVH the largest dress shirt and neckwear company in the world and a major force in men's dress furnishings. Both businesses have historically employed a strategy of managing a portfolio of multiple brands and selling their products through multiple channels of distribution. Both have continued their efforts to expand their brand portfolios, increase their presence in the marketplace, and strengthen their relationships with retailers. Further, this leading position is significant because dress furnishings has demonstrated itself to be a stable category that is relatively resistant to changes in economic cycles.

In addition, the rapid and seamless integration of the neckwear business serves as another example of our long track record of executing successful business combinations.



GEOFFREY BEEN







VANHEU



Calvin











KENNETH COLE





ARRO
USA•1851





Sportswear



In 2007, the Sportswear Group continued to grow its *Calvin Klein* men's better sportswear business, began a number of exciting new growth initiatives, and worked to enhance the position of our moderately priced heritage brands within a very competitive marketplace.

ARRO



USA•18






SAVE











VANHEUSE





"In 2007, the Sportswear Group...began a number of exciting new growth initiatives..."

Calvin Klein

Calvin Klein men's better sportswear reached over $100 million in sales in 2007, up 26% over the prior year. This growth came through a 15% comparable store sales increase, as well as an expansion in distribution from 550 doors to over 620 doors. The men's better sportswear collection delivered high in-store productivity in terms of sales per square foot, average unit selling price, and sustained gross margin performance, making it one of the best performing lines for our retail partners. This performance earned *Calvin Klein* sportswear additional square footage in existing key doors, as well as improved floor positioning and enhanced shop presentation.

New Initiatives

The first in-house designed *IZOD* women's sportswear line was launched for Fall 2007. This lateralization of the *IZOD* brand is intended to enhance its value and reach and also to serve as a platform within our company to build a wholesale women's sportswear competency. The *IZOD* women's line represents a full lifestyle offering, including sportswear, jeans, golf apparel, and performance and active wear. Sales in 2007 exceeded all expectations and the product ended the year in over 1900 doors in the moderate department store channel, with over 150 doors expected to be added in 2008.

The recent licensing arrangement with The Timberland Company provides a major opportunity as it adds a strong, well-recognized, authentic American outdoor brand that complements the Sportswear Group's existing brand portfolio. During 2007, a complete infrastructure, including sales, design, merchandising, and sourcing teams, was established to develop and re-launch the *Timberland* men's sportswear line. The new line will be delivered to key retail accounts for Fall 2008. It will occupy a unique market position: outdoor-inspired casual sportswear with a "green component" in both product and packaging. As an opportunity, over the next five years we estimate that the *Timberland* business could reach $150 million in wholesale sales.

Heritage Brands

The *IZOD LX* "Luxury Sport" men's sportswear offering, which is an exclusive to Macy's, enabled the brand's largest customer to offer products that meet its exclusivity and positioning goals, thereby enhancing the *IZOD* brand's strategic importance to this key retail partner. We also began a new "back-wall" campaign at Macy's for 2007 to better visually anchor the *IZOD* presence at point of sale. The resulting sales improvements are leading to an expansion of doors in 2008.

A full lifestyle presentation of *Van Heusen* sportswear, including knits, wovens, pants, and sweaters was, for the first time, featured in fixtured shops in 70 department store doors. Sales performance and average unit retail in these doors far exceeded that achieved in doors featuring conventional presentations. Another initiative, *Van Heusen Studio*, which targets a younger, more modern consumer, helped achieve double digit sales increases at JCPenney.

ARROW continues to be an important brand in mid-tier department stores, where it has a leading position in men's sportswear, as well as dress shirts. We established, in 2007, a sponsorship affiliation in the name of *ARROW* with the Save Ellis Island campaign. Our financial commitment to this important charitable campaign also demonstrates our commitment to strengthening and building upon the brand's 157-year legacy of traditional, American-inspired apparel.




IZOD

Bass

G.H. BASS & COMPANY



VANHE


VANHEUSEN





Calvin K



IZOD



GEOFFREY BEEN



Retail

We market our products directly to consumers through our *Van Heusen, IZOD, Geoffrey Beene, Boss,* and *Calvin Klein* retail stores, primarily located in outlet malls throughout the United States, as a complement to our wholesale business. Our outlet retail businesses continued their positive comparable store growth of the prior two years through the first half of 2007. The channel was not, however, immune to the pressures that faced the overall retail environment, particularly for moderate brands. Following the trend in the channel, our heritage outlet retail businesses, *Van Heusen, IZOD, Boss,* and *Geoffrey Beene,* experienced negative comparable sales in the second half of the year, although overall comparable sales were relatively flat for the year. In contrast, our *Calvin Klein* outlet retail business continued to experience the double digit comparable store sales growth that it has achieved in each applicable year subsequent to the launch of the stores in 2003, paralleling the strength of the brand evidenced in our other Calvin Klein businesses.

Van Heusen – *Van Heusen* continued in 2007 with its effort to present the brand in a lifestyle presentation. We have improved the aesthetic appearance and layout of our *Van Heusen* stores as part of this effort, with 2007 marking the end of a four-year project to renovate most of our existing stores. A new design concept was also developed to be rolled out as new stores are added to the chain. The lifestyle presentation now includes men's and women's suit separates collections which produced very positive results, with some store sales growth of 50% in that product category.

IZOD – The position of *IZOD* as a lifestyle brand has clearly created opportunities for product extensions and allowed our *IZOD* stores to tap into new consumers and new markets, which will help provide a platform for additional growth. Strategic expansion into new product categories in 2007 included dresses, sleepwear, and spa apparel. Operating efficiencies and strategic marketing and merchandising allowed *IZOD* to deliver the highest productivity per square foot of our heritage brand store chains.

Bass – The mix of apparel, footwear, and accessories in our *Bass* stores continues to be a strong draw. The launch of *GH Bass Earth*, an outdoor lifestyle concept that encompasses eco-friendly programs such as recycled linings, reclaimed rubber soles, and organic cotton canvas, brought a new "green" category to our stores and demonstrated great promise and consumer appeal in both the footwear and apparel categories.

Geoffrey Beene – The *Geoffrey Beene* chain is focused on enhancing the designer cachet of the brand within the store environment through updated graphics and the creation of a "designer runway" at the front of the store. In addition, product assortments are being adjusted to reflect an appropriate balance of fashion merchandise consistent with the designer positioning of the *Geoffrey Beene* brand.

Calvin Klein – The continued growth potential and power of the *Calvin Klein* brand was again demonstrated in our outlet retail stores. Comparable store growth was 12% in 2007 and we achieved record net income for this young chain. Our *Calvin Klein* outlet retail stores contain a broad assortment of *Calvin Klein* products, including dress shirts, sportswear, accessories, fragrances, jeans, and underwear for men and women. Store productivity and profitability continued to be the highest among all our outlet chains. The chain continued to grow, with seven store openings in 2007 and additional stores being planned for 2008 and beyond.

"The continued growth potential and power of the *Calvin Klein* brand was again demonstrated in our outlet retail stores."




IZOD

International

The scope of PVH's operations outside the United States continues to expand and, in 2007, 25% of our income before interest and taxes was derived from outside the United States. Strategically, we are driving international growth in our brands primarily through the use of a licensing and distribution model. This allows us to partner with companies that have expertise in their respective product categories, as well as in their local markets, and creates a low risk platform for us to grow with little or no working capital requirements.

"...25% of our income before interest and taxes was derived from outside the United States."

INTERNATIONAL MARKETS*

COUNTRY	Calvin Klein	Van Heusen	ARROW	IZOD	Bass
Argentina	•	•			
Aruba	•			•	
Australia	•	•			
Austria	•				
Bahrain	•				
Belarus	•				
Benelux	•		•		
Bulgaria	•				
Brazil	•				
Canada	•	•	•	•	
Chile	•	•	•	•	
China	•	•	•	•	
Colombia	•		•	•	
Costa Rica	•	•		•	
Croatia	•				
Cyprus	•				
Denmark	•	•			
Ecuador	•			•	
Egypt	•	•			
Estonia	•				
Finland	•				
France	•		•	•	
Germany	•				
Greece	•				
Guatemala	•		•	•	•
Honduras	•	•		•	•
Hong Kong	•		•		•
Hungary	•				
India	•	•	•		
Indonesia	•	•	•		
Israel	•				
Italy	•				
Japan	•		•		
Kazakhstan	•				
Kenya			•		
Korea	•		•		
Kuwait	•	•			
Lebanon	•				
Macau	•			•	
Malaysia	•	•	•		
Mexico	•	•	•	•	
Monaco	•				
New Zealand	•	•			
Norway	•	•			
Panama	•	•		•	
Peru	•	•			•
Philippines	•	•	•	•	•
Poland	•				
Portugal	•		•		
Qatar	•				
Russia	•				
Saudi Arabia	•				
Serbia	•				
Singapore	•	•	•		
Slovenia	•				
Spain	•		•		
Sweden	•	•	•		
Switzerland	•				
Taiwan	•		•		
Thailand	•	•	•		
Turkey	•		•		
U.A.E.	•	•			
U.K./Eire	•	•	•		
U.S.A.	•	•	•	•	•
Ukraine	•				
Uruguay	•	•			
Venezuela	•		•	•	•
Vietnam	•				
Zimbabwe		•	•		

*Partial list



International Stores

	2007	2008 (projected)
Calvin Klein	419	538
Van Heusen	95	114
ARROW	261	329
IZOD	15	28
Bass	31	38
Total	**821**	**1047**

International store openings provide the most evidence of our expansion into new markets throughout the world. The next year should see the number of these licensee operated freestanding stores rise 25%.

We have a strong and growing network of licensees for *Van Heusen, IZOD, ARROW*, and *Boss*, many of whom are building brand presence through the opening of freestanding stores around the world. In 2007, the total number of such stores under our heritage brands exceeded 400, with more than 100 planned to open in 2008.

There were over 400 freestanding *Calvin Klein* stores outside the United States by the end of 2007. These stores are operated by experienced retail partners, cover the range of products under the *Calvin Klein* brands – collection, bridge, and better – and contribute to the brands' worldwide growth. More than 100 new stores are planned for 2008.

Our licensees worldwide also plan to intensify the large and growing number of branded shop-in-shops within department stores and specialty stores in their respective geographic areas, which will further serve to enhance each brand's image and presence at retail.

Our international efforts are not strictly limited to licensing and distribution. We have leveraged our expertise and brought in-house the dress shirt and men's sportswear businesses in Canada and launched wholesale sales of *Calvin Klein Collection* and *ck Calvin Klein* dress shirts and neckwear in Europe. Other opportunities to leverage our expertise in this way will continue to be explored.



VANHEUSEN

ck Calvin Klein store
Melbourne, Australia

Van Heusen store,
New Delhi, India

ARROW store,
Stockholm, Sweden

IZOD store
Macau, China

2007 SALES AT RETAIL
DOMESTIC VS. INTERNATIONAL*
*retail sales in millions of dollars

Calvin Klein
$5,448.8



46%
54%

Van Heusen
$858.8



79%
21%

ARROW
$622.9



64%
36%

IZOD
$920.4



97%
3%

Boss
$300.6



99%
less than 1%

• Domestic
• International



Photo commissioned by PVH for Safe Horizon's 2007 *safe in our own*

Organized blood drives • Sold daffodils for the American Cancer Society • Delivered meals to shut-ins • Provided Thanksgiving dinners to the needy • Sponsored a fundraiser for a hospice • Raised funds for the March of Dimes • Worked with Habitat for Humanity • Held sample sale for the ARC • Donated funds to cyclone victims in Bangladesh • Helped sponsor a Newspapers in Education program • Collected new baby products for the United Way • Supported a hospital • Sent games and books to soldiers serving abroad • Gave a scholarship to a refugee • Assisted primary school teachers and students • Provided personal care items to displaced teens • Held a fundraiser for the American Heart

COMMUNITY

Association • Sponsored an annual awards dinner for minority youth • Donated computers to schools in Indonesia and the Philippines • Hosted

RESPONSIBILITY

an egg hunt for disadvantaged children • Supported the Resource Center for Women and Their Families • Sold crafts made by challenged children • Sorted clothing donations • Raised funds to buy rice for the poor in rural China • Provided supplies to the Humane Society • Gave toys to families affected by HIV and AIDS • Donated product to the Leukemia and Lymphoma Foundation • Led a drive for a food bank • Hosted a party for orphans in Honduras • Supported local emergency services • Collected school supplies for children in need • Offered holiday treats to nursing home residents • Participated in a charity golf tournament • Raised funds for Schuylkill Women in Crisis • Gave product to the disadvantaged in Hong Kong • Supported drug and alcohol treatment programs for teens • Donated to the Muscular Dystrophy Association • Walked in support of breast cancer research • Gathered clothing for the homeless • Helped low-income people find work

At PVH, we believe that success in business requires putting human issues at the forefront. We weave into our day-to-day business activities concern for our associates, and those of our business partners, as well as for the communities around the world where we operate. More specifically, we are focused on the importance of family, living life free from fear, providing for the needy, and finding opportunity through work and education to achieve genuine improvement in the lives of both individuals and communities.

This effort occurs on many fronts and at all levels. Associates, from top management to hourly workers, are active with local, national, and foreign organizations, supporting hundreds of worthy causes, offering time, enthusiasm, and energy, as well as personal and company resources. These efforts span the complete spectrum of engagement – formal corporate sponsorships, direct community involvement globally by business units, and grass roots participation by individual associates.

Involvement at the corporate level is best illustrated by our work addressing the issues of domestic violence and child abuse. We have a longstanding relationship with Safe Horizon, the nation's leading victim assistance organization, which annually serves more than 350,000 people affected by these issues. Pam Hootkin, our Senior Vice President and Treasurer, joined the Safe Horizon board several years ago. Our Chairman and Chief Executive Officer, Manny Chirico, serves on its Chairman's Council. Additionally, Mr. Chirico is a founding member of *safework2010*. Begun in 2007, *safework2010* seeks to enlist Fortune 500 CEOs to address the impact of domestic violence in the workplace, which is not only an issue of employee safety, but also a financial drain on companies through lost productivity, absenteeism and medical costs. Our New York office associates have also adopted a Safe Horizon-run shelter, supporting the residents by providing school clothing and supplies and hosting a Mothers' Day luncheon, an office tour, and a holiday party, complete with gifts for the children.

Our Geoffrey Beene retail group is a prime example of an individual business unit in action. Meg Lachance, President of Geoffrey Beene Retail, spearheads her group's work with the Resource Center for Women and their Families, the lead domestic violence agency in Somerset County, New Jersey, where the group's administrative offices are located. Our Hong Kong office associates staged a "Dress Special Day," tied into donating apparel to welfare families. The Calvin Klein team supported Woodycrest House in the Bronx, New York, giving toys for children of 40 families affected by HIV/AIDS. In Honduras, our local office held a Christmas Party for the children of El Refugio orphanage. Many groups in our Bridgewater office supported the Community Food Bank of New Jersey by collecting and sorting children's clothes and distributing clothing and food to local programs. Our Jonesville, North Carolina warehouse team ran multiple programs including food, clothing and blood drives. Our Bridgewater, New Jersey-based Sportswear finance group organized clothing drives and samples sales to support Dignity U Wear, which distributes brand new clothing to children and their families through a network of organizations across America.

At the heart of our efforts are individual associates reaching out directly to improve the lives of families. Individually, associates volunteer at soup kitchens, build houses for Habitat for Humanity and take part in hundreds of charitable events. Under our PVH Cares program, we offer direct financial support, in-kind donations, and paid time off for participating associates to support these efforts. It is this generosity and caring that drives our success in community service and the inspiration and sense of community that flows back benefits to each of us and our company.

"We weave into our day-to-day business



safehoriz








DIGNITY U WEAR



erican Red Cr








Hab


Donatio

irectors, Officers, and Other Information

ctors

IUEL CHIRICO
nan and Chief Executive Officer of the
any; Director, Dick's Sporting Goods, Inc.
or since 2005

BAGLIVO
man and Chief Executive Officer,
nericas, Saatchi & Saatchi Worldwide,
ertising agency
or since 2007

RD H. COHEN
l; Counsel, Katten Muchin Rosenman LLP,
firm; Director, Franklin Electronic Publishers,
orated, Gilman Ciocia, Inc. and Merrimac
ies, Inc.
or since 1987

H. FULLER
ent Director and Vice Chairman,
r Group LLC, an international
gement consulting firm
or since 1991

ARET L. JENKINS
r Senior Vice President and Chief
ing Officer, Denny's Corporation
or since 2006

BRUCE MAGGIN
Principal, The H.A.M. Media Group, LLC,
a media investment company; Executive Vice
President and Secretary, Media & Entertainment
Holdings, Inc.; Director, Central European
Media Enterprises Ltd.
Director since 1987

V. JAMES MARINO
President, Chief Executive Officer and Director,
Alberto Culver Company, a personal care
products company
Director since 2007

HENRY NASELLA
Partner and Co-Founder, LNK Partners,
a private equity investment firm
Director since 2003

RITA M. RODRIGUEZ
Senior Fellow, Woodstock Theological Center
at Georgetown University; Director, Affiliated
Managers Group, Inc. and ENSCO
International Incorporated
Director since 2005

CRAIG RYDIN
Chairman and Chief Executive Officer,
Yankee Holding Corp. and The Yankee Candle
Company Inc.; Director, Priceline.com
Director since 2006

Director Emeritus

ESTELLE ELLIS

[1] Member, Executive Committee
[2] Member, Audit Committee
[3] Member, Compensation Committee
[4] Member, Nominating & Governance Committee
[5] Member, Performance Evaluation Committee

2008 Annual Meeting of Stockholders of Phillips-Van Heusen oration will be held at The Graduate Center - City University of York, 365 Fifth Avenue, Proshansky Auditorium, Concourse , New York, New York on Thursday, June 19, 2008 at 10:00 Materials sent to stockholders relating to the Annual Meeting available at http://www.pvhannualmeetingmaterials.com.

Company's annual report on Form 10-K for the year ended ary 3, 2008, as filed with the Securities and Exchange mission, is available to Stockholders as provided below. The pany has filed as Exhibits to such 10-K the certifications of the pany's Chief Executive Officer and Chief Financial Officer red pursuant to Section 302 of the Sarbanes-Oxley Act of 2 regarding the quality of the Company's public disclosure.

Company's Chief Executive Officer has, pursuant to Section 3.12 of the New York Stock Exchange Listed Company ual, certified that he is not aware of any violation by the pany of the NYSE corporate governance listing standards.

The Company intends to post on its corporate website any amendments to, or waivers of, its Code of Ethics for the Chief Executive Officer and Senior Financial Officers that would otherwise be reportable on a current report on Form 8-K. Such disclosure would be posted within four days following the date of the amendment or waiver.

The Company's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments thereto are available free of charge on the Company's corporate web site. Requests for copies of such reports can be made on the Company's corporate web site or can be directed to the attention of the Treasurer at the Company's principal office:

PHILLIPS-VAN HEUSEN CORPORATION
200 Madison Avenue
New York, NY 10016-3903
(212) 381-3500

Operating Committee

Emanuel Chirico
Chairman and
Chief Executive Officer

Allen E. Sirkin
President and
Chief Operating Officer

Francis K. Duane
Vice Chairman – Wholesale

Paul Thomas Murry III
President and Chief Operating
Officer, Calvin Klein

Michael A. Shaffer
Executive Vice President and
Chief Financial Officer

Michael Zaccaro
Vice Chairman – Retail

Corporate Officers

Mark D. Fischer
Senior Vice President, General
Counsel and Secretary

Bruce Goldstein
Senior Vice President and Controller

Pamela N. Hootkin
Senior Vice President, Treasurer
and Investor Relations

David F. Kozel
Senior Vice President, Human
Resources

Senior Executives

CALVIN KLEIN
John Walsh
President and Chief Operating
Officer, Retail

Pamela Bradford
Senior Vice President – Legal Affairs,
General Counsel

PVH DRESS SHIRT GROUP
Ellen Constantinides
President and Chief Operating
Officer

Albert V. Moretti
Group President

Stephen Correia
President – Branded Dress Shirts

Mitchell Lechner
President – The Designer Group

PVH SPORTSWEAR GROUP
Malcolm Robinson
President – Lifestyle Brands

Geoffrey Barrett
President – Branded Sportswear

Cathy Bimberg
Executive Vice President and
Chief Operating Officer

Cheryl Dapolito
President – IZOD Women's
Sportswear

Marc Schneider
President – Timberland

Molly Yearick
President – Calvin Klein Men's

PVH NECKWEAR GROUP
Mervyn Mandelbaum
Chief Executive Officer

Lee H. Terrill
President

PVH RETAIL GROUP
Margaret P. Lachance
President – Geoffrey Beene Retail

Scott H. Orenstein
President – Bass Retail

Donna Patrick
President – IZOD Retail

Steven B. Shiffman
President – Van Heusen Retail

PVH LICENSING
Kenneth L. Wyse
President

PVH MARKETING
AND ADVERTISING
Michael Kelly
Executive Vice President, Marketing

PVH SHARED SERVICES
Kevin Urban
Executive Vice President,
Logistics Services

Jon D. Peters
Executive Vice President,
Logistics and Technology

Theodore Sattler
Executive Vice President,
Foreign Operations

Common Stock Transfer Agent and Registrar

BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-1900

Telephone: 1-866-214-3034
TDD for Hearing Impaired: 1-800-231-5469

Website:
http://www.bnymellon.com/shareowner/isd

You can also send mail to BNY Mellon at:
Phillips-Van Heusen Corporation
C/O BNY Mellon Shareowner Services
P O Box 358015
Pittsburgh, PA 15252-8015

As of March 31, 2008 there were 797 holders of record of the Company's common stock

Corporate Web Site

www.pvh.com

Stock Exchange

The Company's common stock is listed on the New York Stock Exchange. The New York Stock Exchange symbol is PVH. Options on the Company's common stock are traded on the Chicago Board Options Exchange.

Market Data

We obtained the market and competitive position data used throughout this Report from research, surveys or studies conducted by third parties and industry or general publications. Industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified such data and we do not make any representation as to the accuracy of such information

Employees

The Company has approximately 11,600 employees.

Trademarks

References herein to the brand names *Calvin Klein Collection, ck Calvin Klein, Calvin Klein, Van Heusen, IZOD, Eagle, Bass, G.H. Bass & Co., GH Bass Earth, Geoffrey Beene, ARROW, BCBG Max Azria, BCBG Attitude, CHAPS, Sean John, Donald J. Trump Signature Collection, JOE Joseph Abboud, Kenneth Cole New York, Kenneth Cole Reaction Collection, MICHAEL Michael Kors, Michael Kors, DKNY, Tommy Hilfiger, Nautica, Perry Ellis Portfolio, Ted Baker, Ike Behar, Original Penguin, Jones New York, Hart Schaffner Marx, Valentino,* and *Timberland* and to other brand names in this report are to trademarks owned by us or licensed to us by third parties and are identified by italicizing or boldfacing the brand.

Financial Highlights



$2,425.2
$2,090 6
$1,908.8
'05 '06 '07
Total Revenues
(dollars in millions)*
$3.21
$2.64
$1.85
'05 '06 '07
Net Income
(diluted per common share)
18.0%
17.9%
16.0%
'05 '06 '07
Return on Equity
(average)

* Reconciliation from page 5.
Calvin Klein Licensing segment income before interest and taxes was as follows: (dollars in millions)

	2007	2006	Increase
GAAP	$128.9	$125.1	3%
Adjustment [1]		(32.0)	
Non-GAAP	**$128.9**	**$93.0**	**38%**

[1] Consists of the gain associated with our sale on January 31, 2006 of minority interests in certain entities that operate various licensed *Calvin Klein* jeans and sportswear businesses in Europe and Asia.

* Note from page 4. Operating income as referred to in the Letter to Stockholders represents income before interest and taxes.

World-class brands leveraged against a dynamic infrastructure

the power of **PVH**

‘One of our goals...has been to develop and employ a business model that is diverse enough to allow us to continue to perform in the midst of shifting economic conditions.”


ARROW
DKNY

The Power of our Company is the Power of our Brands


DKNY


ARROW
DKNY
Calvin Klein

200 Madison Avenue, New York, NY 10016

END